August 13, 2010

Via EDGAR and U.S. Mail

Michael Seaman
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Simmons First National Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 2, 2010
File No. 000-06253

Dear Mr. Seaman:

We are in receipt of your comment letter dated August 2, 2010 pertaining to our Form 10-K for December 31, 2009. As we discussed by phone, we will be unable to amend the filing and provide you with the requested information within ten business days, but can complete these matters within fifteen business days. We respectfully request an extension of time until Friday, August 20, 2010 to file the amendment and provide the requested information.

Please direct any questions or additional comments regarding the Form 10-K and this letter to the undersigned at (501) 558-3141, or our legal counsel in this regard, Patrick Burrow at (501) 379-1715.

Sincerely,

/s/ Robert A. Fehlman
Robert A. Fehlman
Executive Vice President and Chief
Financial Officer
Simmons First National Corporation

cc:	Mark Webb
SEC Division of Corporation Finance

Kevin W. Vaughn
SEC Division of Corporation Finance

J. Thomas May
Simmons First National Corporation

Patrick A. Burrow
Quattlebaum, Grooms, Tull & Burrow PLLC

P.O. BOX 7009    501 MAIN STREET     PINE BLUFF, ARKANSAS 71611-7009   (870) 541-1000       www.simmonsfirst.com